Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

* * * * *

On January 15, 2009, CF posted a fact sheet regarding the proposed transaction on its website. A copy of the fact sheet follows.

* * * * *

CF INDUSTRIES ANNOUNCES PROPOSAL TO JOIN WITH TERRA INDUSTRIES

Companies

Ticker

	NYSE: CF	NYSE: TRA

Description

The company is headquartered in Deerfield, IL, a suburb of Chicago. Through its CF Industries, Inc. subsidiary, it operates nitrogen fertilizer manufacturing complexes in Donaldsonville, LA and Medicine Hat, Alberta; phosphate mining and production operations in Central Florida; and a network of fertilizer distribution terminals and warehouses, located primarily in major grain-producing states in the U.S. Midwest.

www.cfindustries.com

Terra Industries is a leading international producer of nitrogen products for agricultural, industrial and environmental markets. It owns and operates six North American nitrogen products manufacturing facilities and owns 50% interest in joint ventures in the United Kingdom and The Republic of Trinidad and Tobago.

www.terraindustries.com

Employees

	Approximately 1,400	Approximately 900

Financial Highlights LTM 9/30/08

Net Sales:
EBITDA:
$3,702 million $1,120 million
Net Sales:
EBITDA:
$2,794 million $892 million

Combined Company

(before synergies, Pro Forma 2008)
Capacity:
Net Sales:
	EBITDA: Employees:	6.3 million nutrient tons of nitrogen; 2.1 million tons of phosphate $6.5 billion (LTM as of 9/30/08) $2.0 billion (LTM as of 9/30/08) Approximately 2,300
Strategic Rationale

The combination of CF Industries and Terra Industries creates a more competitive global player in the nitrogen fertilizer industry with an improved strategic platform for growth and sustainability.

•                  Combined company will be the number one global producer of nitrogen fertilizers in terms of capacity

•                  The increased scale of the combined company will allow it to:

•                  Become a stronger, more competitive company on a global scale with an improved strategic platform for growth

•                  Increase market liquidity and strengthen balance sheet, providing better access to the capital markets for future investment needs

•                  Stronger position for growth due to:

•                  Increased geographic coverage in the U.S. and worldwide

•                  Expanded footprint leads to greater access to sourcing in global marketplace, especially from Trinidad.

•                  Size allows increased flexibility in organic and acquisition growth strategies

Constituents	Customers

The complementary footprints of CF Industries and Terra Industries will allow for more efficient distribution to customers.  The scale of the combined company will enhance its competitive position, supporting the viability and continuity of the U.S. nitrogen production industry.

The combination will:

•                  Help ensure supply as well as timely delivery by offering clients a more diversified, balanced platform for nitrogen

•                  Provide a broader product offering and enhanced services

Agribusiness Industry

The combination would enhance the viability and continuity of the North American nitrogen production industry in a time of increasing imports in a global marketplace.

•                  The size of the combined company means better ability to compete globally while keeping manufacturing jobs in North America

•                  Fertilizer prices would continue to be set by global supply and demand

Transaction Terms	Terms	Each common share of Terra would be entitled to receive 0.4235 shares of CF Industries.
	Conditions	The transaction is subject to the negotiation of a definitive merger agreement, shareholder approvals from both companies, and other customary regulatory approvals.
	Financing	The transaction will not be subject to a financing condition.

WHERE TO FIND ADDITIONAL INFORMATION

Information for Employees, Customers and Investors is available at www.transactioninfo.com/cfindustries.

FORWARD LOOKING STATEMENTS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

SAFE HARBOR STATEMENT

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.